OMV Investor News

May 14, 2008

Results of OMV's Annual General Meeting

- **Dividend of EUR 1.25 per share approved by Annual General Meeting**
- **Authorization to buy back shares**
- **Election of replacement members of the Supervisory Board**

OMV's Annual General Meeting has approved a dividend of EUR 1.25 per share for 2007 as well as all agenda resolutions. OMV CEO Wolfgang Ruttenstorfer: "2007 was the fifth successive year of record results. We achieved this success in an environment not just of high oil prices, but also of harsher operating environment. Relentless adherence to our strategy brought us record results again. OMV's success in increasing its size and improving its strategic alignment over the past few years has won us international recognition. Now our aim is to capitalize on this potential by continuing to grow our profitability, and to enable our shareholders to reap sustainable rewards from the value we have created."

The EUR 1.25 per share dividend represents a payout ratio of 24%. The dividend ex date is May 19 and the payment date is May 20, 2008. In accordance with the agenda the meeting duly adopted the annual financial statements and discharged the Executive Board and Supervisory Board. The annual remuneration of the Supervisory Board was set at the same level as 2007. Deloitte Wirtschaftsprüfungs GmbH was reappointed as auditor for 2008.

Share buy back

As in previous years, the meeting authorized the Executive Board to acquire own bearer shares up to the maximum extent legally permitted, during a period of 18 months as of today. The share buy back could be carried out at a minimum price of EUR 25.00 and a maximum price per share which must not exceed the average unweighted closing price over the ten preceding trading days by more than 30%.

Management stock option plan

The meeting approved a new stock option plan. The maximum number of plan participants is currently 80. Exercise of the options is conditional on own investments of up to a maximum of EUR 60,000 in the case of members of the Executive Board and EUR 20,000 in that of other participants. An investment in the amount of 25%, 50% or 75% of this value can also be made. The number of shares required for the investment is based on the average closing price of OMV stock at the Vienna Stock Exchange for the month of May 2008. Each participant will be awarded 20 options for each share of investment according to the corresponding number of shares which entitle to acquire OMV shares or, respectively, to exercise another form. The

stock options are valid from September 1, 2008 to August 31, 2015. They are subject to a two-year blocking period, which means that they cannot be exercised before September 1, 2010. The program is aimed at aligning the interests of management and shareholders more closely by giving management a substantial stake in the success of the company.

Election of replacement members of the Supervisory Board
Due to the resignation of Al Khaily and Al Hashemi from the Supervisory Board effective as of the end of this Annual General Meeting, the Annual General Meeting elected Alyazia Al Kuwaiti and Mohamed Al Khaja for the period end of this Annual General Meeting until the Annual General Meeting which decides on the business year 2008. The CVs of the new members of the Supervisory Board are available on OMV's website.

Voting results will be posted on the OMV site at www.omv.com > Investor Relations > Events > Annual General Meeting.

Background information:

OMV Aktiengesellschaft
With Group sales of EUR 20.04 bn and a workforce of 33,665 employees in 2007, as well as market capitalization of approximately EUR 16 bn, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.22 bn boe, a production of around 321,000 boe/d and an annual refining capacity of 26.4 mn t, OMV is the largest oil and gas group in Central Europe. OMV now has 2,538 filling stations in 13 countries, resulting in a market share of 20% of the group in the Refining and Marketing (R&M) business segment in the Danube Region. In Exploration and Production (E&P), OMV is active in 21 countries in six core regions. OMV sells more than 13 bcm gas per year. OMV's Austrian gas hub Baumgarten annually transports approximately 52 bcm of gas. OMV's Central European Gas Hub is amongst the three largest hubs in Europe. As of year-end 2007, OMV holds a 36% stake in Borealis AG, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the refining network Bayernoil and approximately 20% of the Hungarian company MOL. OMV further strengthened its leading position in the European growth belt through the acquisition of 40.55% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

Annual General Meeting 2008 „Carbon neutral"
After last year's „first carbon neutral Annual General Meeting in Austria", OMV's 2008 Annual General Meeting will once again be a carbon neutral event. OMV acknowledges its economic, ecologic and social responsibility towards society and seeks to achieve this aim by means of good Corporate Social Responsibility. To set a good example and to show that there are many opportunities to contribute to climate protection, the Annual General Meeting will be carbon neutral for the second time. Carbon neutral means that the greenhouse gas emissions are offset through high quality carbon projects to balance the emissions. The selected project concerns the construction of wind turbines which will generate renewable energy and help to reduce the emissions considerably.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Homepage: www.omv.com
Next result announcement: January–June 2008 on August 6, 2008

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